Exhibit 99.1

AirMedia Announces the Strategic Cooperation with Honeywell

BEIJING, March 19, 2019 AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that one of its subsidiaries, Air Esurfing Co. Ltd. ("ARE"), has been selected as the sole distributor of Honeywell’s next-generation JetWave TM satellite communications hardware in China, enabling Chinese airlines to have access to an all-in-one solution that provides high-speed, in-flight Wi-Fi service. Honeywell’s JetWave TM satellite communications hardware provides high-speed in-flight Wi-Fi service worldwide by seamlessly establishing Ka-band communication links with the Global Xpress Network of the International Maritime Satellite Organization (Inmarsat Aviation) and satellite ChinaSat 16 and ChinaSat 18.

Tailored to benefit both passengers and airlines, the cooperation is devoted to increasing the availability of fast, consistent, KA-band connectivity for passengers traveling with airlines originated in China and generating new revenues for airlines.

“China plays a significant role in our global growth and we are committed to working with local partners to help advance the country’s aviation industry,” said Steven Lien, president, Asia Pacific, Honeywell Aerospace. “This exciting cooperation with ARE gives Chinese airlines a competitive edge in a globalized market – providing them with hardware and connectivity that delivers in-flight Wi-Fi with in-office speed.”

“ARE is the leading provider of in-flight entertainment and connectivity in the region. We are pleased to establish cooperation with Honeywell to provide our customers with proven solutions to high-speed, in-flight connectivity to meet an increasing demand of passengers,” Mr. Grant Zhou, COO of AirMedia, commented. “This cooperation will further advance our ability to provide customized solutions to meet the growth of high-speed connectivity in aviation industry in China.”

Mr. Herman Guo, CEO of AirMedia commented, “As the leading provider of in-flight connectivity, the Company's strategic cooperation with Honeywell will empower Chinese airlines with high-speed in-flight Internet services to deliver passengers the same experience as it would’ve been otherwise on the ground.” Mr. Guo continues, “With extended experiences and strategic alignments in both in-flight entertainment and in-flight connectivity, the Company, while providing high-speed in-flight Internet connectivity, is capable of maintaining and operating an in-flight mobile platform and interactive products benefiting from the platform.” Mr. Guo believes that while enhancing the compatibility of Chinese airlines worldwide, the high-speed in-flight connectivity will present new and innovative opportunities to both Chinese airlines and AirMedia.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and also has concession rights to operate the Wi-Fi systems on trains administered by several railway administrative bureaus in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com